Exhibit 99.2
Consolidated Financial Statements of
CGI GROUP INC.
For the three and six months ended March 31, 2011 and 2010
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010
	$	$	$	$
Revenue	1,133,071	910,441	2,253,759	1,823,447

Operating expenses
Costs of services, selling and administrative	928,036	739,330	1,839,646	1,489,715
Amortization (Note 9)	51,604	47,189	101,824	91,495
Acquisition-related and integration costs (Note 8b)	945	—	3,130	—
Interest on long-term debt	5,190	3,825	11,014	7,554
Interest income	(2,035)	(613)	(2,630)	(984)
Other income	(832)	(127)	(2,062)	(655)
Foreign exchange gain	(2,859)	(41)	(2,550)	(1,162)

	980,049	789,563	1,948,372	1,585,963

Earnings before income taxes	153,022	120,878	305,387	237,484
Income tax expense	36,061	39,287	61,852	44,674

Net earnings	116,961	81,591	243,535	192,810

Attributable to:
Shareholders of CGI Group Inc.	116,873	81,716	243,279	192,568
Non-controlling interest	88	(125)	256	242

Basic earnings per share attributable to shareholders of CGI Group Inc. (Note 7e)	0.44	0.28	0.91	0.66

Diluted earnings per share attributable to shareholders of CGI Group Inc. (Note 7e)	0.42	0.28	0.88	0.64

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010
	$	$	$	$
Net earnings	116,961	81,591	243,535	192,810

Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of income taxes)	(32,219)	(38,288)	(93,557)	(63,938)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	16,995	8,737	45,266	11,681
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(1,245)	2,526	(1,470)	7,697
Net unrealized (losses) gains on available for sale investments (net of income taxes)	(258)	—	79	—

Other comprehensive loss (Note 10)	(16,727)	(27,025)	(49,682)	(44,560)

Comprehensive income	100,234	54,566	193,853	148,250

Attributable to:
Shareholders of CGI Group Inc.	100,146	54,691	193,597	148,008
Non-controlling interest	88	(125)	256	242

Consolidated Statements of Retained Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010
	$	$	$	$
Retained earnings, beginning of period	1,265,818	1,195,796	1,196,386	1,182,237
Net earnings attributable to shareholders of CGI Group Inc.	116,873	81,716	243,279	192,568
Excess of purchase price over carrying value of Class A subordinate shares repurchased (Note 7a)	(77,553)	(88,402)	(134,527)	(185,410)
Change in subsidiary investment	—	(12)	—	(297)

Retained earnings, end of period	1,305,138	1,189,098	1,305,138	1,189,098

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at March 31, 2011	As at September 30, 2010
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	74,966	127,824
Short-term investments	8,885	13,196
Accounts receivable	488,125	423,926
Work in progress	378,707	358,984
Prepaid expenses and other current assets	84,787	76,844
Income taxes	5,021	7,169
Future income taxes	5,569	16,509

Total current assets before funds held for clients	1,046,060	1,024,452
Funds held for clients (Note 3)	294,707	248,695

Total current assets	1,340,767	1,273,147
Capital assets	249,592	238,024
Intangible assets (Note 4)	449,759	516,754
Other long-term assets	54,616	42,261
Future income taxes	11,701	11,592
Goodwill	2,455,236	2,525,413

	4,561,671	4,607,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities	342,933	304,376
Accrued compensation	170,903	191,486
Deferred revenue	180,567	145,793
Income taxes	40,198	86,877
Future income taxes	33,809	26,423
Current portion of long-term debt	28,867	114,577

Total current liabilities before clients’ funds obligations	797,277	869,532
Clients’ funds obligations	294,596	248,695

Total current liabilities	1,091,873	1,118,227
Future income taxes	161,003	170,683
Long-term debt	988,744	1,039,299
Other long-term liabilities	114,246	119,899

	2,355,866	2,448,108

Shareholders’ equity
Retained earnings	1,305,138	1,196,386
Accumulated other comprehensive loss (Note 10)	(371,428)	(321,746)

	933,710	874,640
Capital stock (Note 7a)	1,183,282	1,195,069
Contributed surplus (Note 7d)	82,105	82,922

Equity attributable to shareholders of CGI Group Inc.	2,199,097	2,152,631
Equity attributable to non-controlling interest	6,708	6,452

	2,205,805	2,159,083

	4,561,671	4,607,191

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010
	$	$	$	$
Operating activities
Net earnings	116,961	81,591	243,535	192,810
Adjustments for:
Amortization (Note 9)	57,330	52,733	112,965	102,614
Future income taxes	3,051	(18,890)	12,791	(41,769)
Foreign exchange (gain) loss	(2,576)	69	(2,349)	(421)
Stock-based compensation costs	3,348	4,655	7,753	7,896
Net change in non-cash working capital items	15,033	4,858	(86,338)	30,014

Cash provided by operating activities	193,147	125,016	288,357	291,144

Investing activities
Net change in short-term investments	2,856	(1,818)	3,570	(10,838)
Purchase of capital assets	(22,855)	(12,788)	(39,676)	(21,003)
Additions to intangible assets	(16,058)	(22,791)	(33,700)	(40,941)
Purchase of long-term investments	(11,008)	—	(11,008)	—

Cash used in investing activities	(47,065)	(37,397)	(80,814)	(72,782)

Financing activities
Net change in credit facilities	37,087	107,234	2,787	107,234
Repayment of long-term debt	(101,735)	(5,008)	(109,176)	(9,258)
Payment on settlement of forward contracts (Note 6)	(1,275)	—	(1,275)	—
Purchase of Class A subordinate shares held in trust (Note 7a)	—	—	(2,566)	—
Repurchase of Class A subordinate shares (net of share repurchase costs)	(102,924)	(124,790)	(183,930)	(275,158)
Issuance of shares	16,557	17,067	32,350	41,432
Change in subsidiary investment	—	156	—	(571)

Cash used in financing activities	(152,290)	(5,341)	(261,810)	(136,321)

Effect of foreign exchange rate changes on cash and cash equivalents	1,177	(11,431)	1,409	(17,196)

Net (decrease) increase in cash and cash equivalents	(5,031)	70,847	(52,858)	64,845
Cash and cash equivalents, beginning of period	79,997	337,425	127,824	343,427

Cash and cash equivalents, end of period (Note 2)	74,966	408,272	74,966	408,272

Interest paid	6,866	4,358	10,380	5,664
Income taxes paid	12,944	31,422	85,665	54,982

Non-cash transactions
Significant non-cash transactions consisted of capital assets and intangible assets acquired for a total amount of $30,448,000 and $46,223,000 for the three and six months ended March 31, 2011, respectively ($19,032,000 and $29,299,000 for the three and six months ended March 31, 2010, respectively).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies
a) Basis of presentation
The interim consolidated financial statements for the three and six months ended March 31, 2011 and 2010 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.
The disclosures provided in these interim consolidated financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2010. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2010, except for new accounting policies adopted effective October 1, 2010.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)
b) Change in accounting policies
On October 1, 2010, the Company early adopted the following accounting guidance:
i)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. The EIC-175 is equivalent to U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance such as U.S. software revenue recognition guidance. The new guidance changes the requirements for establishing separate deliverables in a multiple-deliverable arrangement and requires the allocation of arrangement consideration to each separately identified deliverable based on the relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosures required for multiple-deliverable arrangements which are reflected below.

ii)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” issued by the Financial Accounting Standards Board (“FASB”) under U.S. GAAP which amends Accounting Standards Codification Topic 985-605, “Software — Revenue Recognition”. ASU 2009-14 modifies the scope of the software recognition guidance to exclude the tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows the U.S. guidance.
The adoption of the above accounting guidance, which was made prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements for the three and six months ended March 31, 2011. There were no significant changes to the Company’s units of accounting within its multiple-deliverable arrangements, how the Company allocates arrangement consideration and the pattern or timing of revenue recognition as a result of the adoption of this accounting guidance. However, the residual method is no longer used by the Company when allocating arrangement consideration. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)
b) Change in accounting policies (continued)
The Company revised its previously disclosed revenue recognition policy to reflect major changes resulting from the adoption of EIC-175 which applies to multiple-deliverable arrangements entered into or materially modified on or after October 1, 2010. The major changes to the revenue recognition policy are disclosed below. The previously disclosed revenue recognition policy remains effective for multiple-deliverable arrangements that were in place as of, and were not materially modified after, September 30, 2010.
Multiple-deliverable arrangements — Non-software
The Company enters into arrangements with multiple non-software deliverables that generally include systems integration and consulting services, outsourcing services and business process services (“BPS”). Under the new guidance, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; and 2) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using VSOE of selling price if available, otherwise TPE of selling price, or ESP if neither VSOE nor TPE of selling price is available. VSOE of selling price is established using the price charged for a deliverable when sold separately by the Company. TPE of selling price is established using the vendor’s or competitors’ prices for similar deliverables. ESP is the price at which the Company would offer the service if the deliverable were sold regularly on a stand-alone basis. ESP is established by considering a number of internal and external factors including, but not limited to, geographies, Company’s pricing policies, internal costs, and gross margins.
Multiple-deliverable arrangements — Software and non-software
The Company also enters into multiple-deliverable arrangements that may include a combination of various software and software-related deliverables and non-software deliverables including software licenses, systems integration and consulting services, provision of maintenance, outsourcing services and BPS. In such arrangements, the Company first allocates the total arrangement consideration based on the relative selling prices of the software group of deliverables as a whole and to each of the non-software deliverables. The Company then further allocates consideration within the software group to the respective deliverables within that group following the software arrangement policies as described in Note 2 — Summary of Significant Accounting Policies of the Company’s annual consolidated financial statements for the year ended September 30, 2010.
All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied. Most of the deliverables within the Company’s multiple-deliverable arrangements qualify as a separate unit of accounting.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
2.	Cash and cash equivalents

	As at March 31, 2011	As at September 30, 2010
	$	$
Cash	32,088	27,162
Cash equivalents	42,878	100,662

	74,966	127,824

3.	Funds held for clients and clients’ funds obligations
In connection with the Company’s payroll, tax filing and claims services, the Company collects and holds funds collected for payment of payroll, taxes and claims until such time as the funds need to be remitted to the clients’ employees, appropriate tax authorities or claim holders. Funds held for clients represent assets that, based upon the Company’s intent, are used solely for the purposes of satisfying the obligations to remit funds relating to our payroll, tax filing and claims services, which are classified as clients’ funds obligations on the consolidated balance sheets.
The funds held for clients portfolio includes bonds, which have been classified as available for sale, and cash. The bonds are measured at fair value based on market rates, and therefore have been classified in Level 1 of the fair value hierarchy. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the balance sheet date.
Unrealized gains and losses, net of applicable income taxes, are reported on a net basis in comprehensive income in the consolidated statements of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale investments are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.
The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company mitigates these risks by investing primarily in high credit quality corporate and government bonds.
The following table presents the investment portfolio of funds held for clients:

	As at March 31, 2011	As at September 30, 2010
	$	$
Cash	116,015	248,695
Short-term bonds	10,293	—
Long-term bonds	168,399	—

Funds held for clients	294,707	248,695

No funds held for clients were invested in bonds as at September 30, 2010.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
4.	Intangible assets

	As at March 31, 2011			As at September 30, 2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	240,705	196,511	44,194	236,750	190,294	46,456
Transition costs	182,455	103,241	79,214	200,154	102,734	97,420

	423,160	299,752	123,408	436,904	293,028	143,876

Other intangible assets
Internal-use software	97,699	71,585	26,114	90,704	66,841	23,863
Business solutions	278,706	185,132	93,574	283,799	178,491	105,308
Software licenses	171,958	125,252	46,706	174,412	123,977	50,435
Client relationships and other	410,247	250,290	159,957	426,546	233,274	193,272

	958,610	632,259	326,351	975,461	602,583	372,878

	1,381,770	932,011	449,759	1,412,365	895,611	516,754

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010
	$	$	$	$
Acquired	23,672	16,305	31,908	29,639
Internally developed	12,773	12,018	25,938	23,291

	36,445	28,323	57,846	52,930

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.	Other long-term assets
Long-term investments, comprised of bonds that have remaining maturities over one year at the date of purchase, have been included in other long-term assets for an amount of $11,008,000. Long-term investments are designated as available-for-sale and are measured at fair value based on market rates, and therefore have been classified in Level 1 of the fair value hierarchy. Unrealized gains and losses, net of applicable income taxes, are reported on a net basis in other comprehensive income in the consolidated statements of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale long-term investments are recorded in net earnings.
The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company mitigates these risks by investing primarily in high credit quality corporate and government bonds.
6.	Long-term debt
On January 28, 2011, the Company repaid the second tranche in the amount of $87,300,000 (US$87,000,000) of its Senior U.S. unsecured notes and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in the foreign exchange rate resulting in a cash outflow of $1,275,000. As at March 31, 2011, the Senior U.S. unsecured notes are comprised of one tranche maturing in January 2014 for a total amount of $19,436,000 (US$20,000,000).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share
a) Capital stock

Class A subordinate shares			Class B shares		Total
		Carrying		Carrying		Carrying
	Number	value	Number	value	Number	value
		$		$		$
Balance, as at September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled(1)	(10,205,400)	(49,527)	—	—	(10,205,400)	(49,527)
Repurchased and not cancelled(1)	—	(293)	—	—	—	(293)
Issued upon exercise of options(2)	3,459,984	40,599	—	—	3,459,984	40,599
Purchased and held in trust(3)	—	(2,566)	—	—	—	(2,566)

Balance, as at March 31, 2011	230,939,375	1,136,395	33,608,159	46,887	264,547,534	1,183,282

(1)	On January 26, 2011, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 23,006,547 Class A subordinate shares. During the six months ended March 31, 2011, the Company repurchased 10,265,500 Class A subordinate shares for $184,347,000 under the previous and current NCIB. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $134,527,000, was charged to retained earnings. As at March 31, 2011, 60,100 of the repurchased Class A subordinates shares with a carrying value of $293,000 and a purchase value of $1,198,000 were held by the Company, and have been cancelled subsequent to the quarter. Of the $1,198,000, $417,000 has been paid subsequent to March 31, 2011.

(2)	The carrying value of Class A subordinate shares includes $8,570,000 ($13,332,000 for the year ended September 30, 2010) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

(3)	In connection with the performance share unit (“PSU”) plan, the Company provided instructions to a trustee under the terms of a Trust Agreement to purchase 164,012 Class A subordinate shares of the Company in the open market for $2,566,000 during the six months ended March 31, 2011 (refer to Note 7c).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
b) Stock option plan
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options vest one to four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2010	26,555,483
Granted	6,591,442
Exercised	(3,459,984)
Forfeited	(2,999,417)
Expired	(19,994)

Outstanding, as at March 31, 2011	26,667,530

The following table presents the weighted average assumptions used to determine the stock-based compensation costs related to stock options recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2011	2010	2011	2010
Stock-based compensation costs ($)	3,308	4,655	7,554	7,896

Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	27.16	27.34	27.11	27.33
Risk-free interest rate (%)	2.46	2.42	1.99	2.48
Expected life (years)	5.00	5.00	5.00	5.00
Weighted average grant date fair values ($)	5.53	4.18	4.30	3.63

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
c) PSU plan
On September 28, 2010, the Company adopted a PSU plan for senior executives and other designated employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31, of the third calendar year following the end of the Company’s fiscal year during which the award is made, except in the event of retirement, termination of employment or death.
During the three months ended March 31, 2011 there was no grant under this plan. During the six months ended March 31, 2011, the Company granted 164,012 PSUs with a grant date fair value of $15.51 per unit based on the closing price of the Class A subordinate shares on the Toronto Stock Exchange on that date. There was no grant under this plan in fiscal year 2010. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefits of the participants. The trust, considered as a variable interest entity, is consolidated in the Company’s financial statements with the cost of the purchased shares recorded as a reduction of capital stock (refer to Note 7a).
The stock-based compensation costs related to PSUs recorded in cost of services, selling and administrative expenses for the three and six months ended March 31, 2011 was $40,000 and $199,000, respectively (nil for the three and six months ended March 31, 2010).
d) Contributed surplus

$
Balance, as at September 30, 2010	82,922
Compensation costs associated with exercised options	(8,570)
Stock-based compensation costs	7,753

Balance, as at March 31, 2011	82,105

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
e) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share attributable to shareholders of the Company:

Three months ended March 31
	2011			2010
		Weighted			Weighted
		average number			average number
	Net	of shares	Earnings	Net	of shares	Earnings
	Earnings	outstanding(1)	per share	Earnings	outstanding(1)	per share
	$		$	$		$
Basic	116,873	266,442,676	0.44	81,716	287,330,500	0.28
Dilutive options and PSUs(2)		9,815,480			7,758,939

Diluted	116,873	276,258,156	0.42	81,716	295,089,439	0.28

Six months ended March 31
	2011			2010
		Weighted			Weighted
		average number			average number
	Net	of shares	Earnings	Net	of shares	Earnings
	Earnings	outstanding(1)	per share	Earnings	outstanding(1)	per share
	$		$	$		$
Basic	243,279	268,192,020	0.91	192,568	291,448,576	0.66
Dilutive options and PSUs(2)		9,484,061			7,801,539

Diluted	243,279	277,676,081	0.88	192,568	299,250,115	0.64

(1)	The 10,265,500 Class A subordinate shares repurchased and the 164,012 Class A subordinate shares purchased and held in a trust during the six months ended March 31, 2011 (20,394,869 and nil, respectively, during the six months ended March 31, 2010), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

(2)	The calculation of diluted earnings per share excluded 6,503,111 and 6,515,299 options for the three and six months ended March 31, 2011, respectively (8,077,446 and 8,144,093 for the three and six months ended March 31, 2010, respectively), as they were anti-dilutive.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
8.	Investments in subsidiaries
a) Modifications to purchase price allocation
During the three and six months ended March 31, 2011, the Company modified the purchase price allocation and made adjustments relating to the acquisition of Stanley, Inc. (“Stanley”). The resulting impact for the three months ended March 31, 2011 was an increase of accrued compensation of $2,256,000, income taxes payable of $1,475,000, accounts payable and accrued liabilities of $180,000 and goodwill of $3,911,000. The resulting impact for the six months ended March 31, 2011 was a decrease of intangible assets of $1,743,000, future income tax assets of $299,000 and future income tax liabilities of $682,000 and an increase of accrued compensation of $1,491,000, accounts payable and accrued liabilities of $180,000, income taxes payable of $1,475,000 and goodwill of $4,506,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.
b) Acquisition-related and integration costs
In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $945,000 and $3,130,000 during the three and six months ended March 31, 2011, respectively. The expenses included costs to integrate the operations and to realize synergies.
9.	Amortization

	Three months ended March 31		Six months ended March 31
	2011	2010	2011	2010

	$	$	$	$
Amortization of capital assets	19,214	17,628	38,030	34,809
Amortization of intangible assets
Contract costs related to transition costs	6,145	6,322	12,115	11,225
Other intangible assets	26,245	23,239	51,679	45,461

	51,604	47,189	101,824	91,495
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,024	5,222	10,023	10,476
Amortization of deferred financing fees (presented in interest on long-term debt)	322	322	643	643
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	380	—	475	—

	57,330	52,733	112,965	102,614

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
10.	Accumulated other comprehensive loss

		Net changes
	Balance, as at	incurred during	Balance, as at
	September 30, 2010	the six months	March 31, 2011
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $17,092 as at March 31, 2011 and $12,686 as at September 30, 2010)	(413,021)	(93,557)	(506,578)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $21,659 as at March 31, 2011 and $14,347 as at September 30, 2010)	76,806	45,266	122,072
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,342 as at March 31, 2011 and $5,336 as at September 30, 2010)	14,469	(1,470)	12,999
Net unrealized gains on available for sale investments (net of accumulated income tax expense of $32 as at March 31, 2011)	—	79	79

	(321,746)	(49,682)	(371,428)

For the six months ended March 31, 2011, $3,392,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $1,694,000) were reclassified to net earnings for derivatives designated as cash flow hedges.
11.	Income tax expense
The Company’s effective income tax rate for the three months ended March 31, 2011 and 2010 were 23.6% and 32.5%, respectively. For the three months ended March 31, 2011, the expense contained favourable tax adjustments of $7,509,000 mainly from a tax assessment and expiration of limitation periods. Without these tax adjustments, the Company’s income tax rate for the three months ended March 31, 2011 would have been 28.5%.
The Company’s effective income tax rate for the six months ended March 31, 2011 and 2010 were 20.3% and 18.8%, respectively. For the six months ended March 31, 2011, the expense contained favourable tax adjustments of $26,236,000 mainly as a result of a tax assessment and expiration of limitation periods. For the six months ended March 31, 2010, the expense contained favourable tax adjustments of $30,532,000 mainly as a result of final determinations and expiration of limitation periods. Without these tax adjustments, the Company’s income tax rate for the six months ended March 31, 2011 and 2010 would have been 28.8% and 31.7%, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.	Segmented information
In prior years, management regularly reviewed the Company’s operating results based on a geographic delivery view, in addition to Corporate services. As a result of changes to the management reporting structure on October 1, 2010, the Company is now managed through four operating segments based on its delivery model incorporating domestic activities as well as impacts from utilizing its centres of excellence.
-	The Global Infrastructure Services (“GIS”) segment incorporates all services provided to clients for their technology infrastructure management. This segment incorporates results from these services world-wide.

-	The other segments incorporate all other services provided to clients based on a geographical delivery model: Canada, U.S. & India and Europe & Asia Pacific. In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support as well as BPS.
Due to the change in operating segments, the Company conducted a goodwill impairment test on October 1, 2010 on the revised reporting units, which are the same as the operating segments. Based on the results of this test, no impairment charge was required.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.	Segmented information (continued)
The following presents information on the Company’s operations based on its management structure. The Company has restated the corresponding items of segmented information for the comparative period to conform to the new management reporting structure.

As at and for the three months			U.S. &	Europe &
ended March 31, 2011	GIS	Canada	India	Asia Pacific	Total
	$	$	$	$	$
Segment revenue	227,392	493,300	519,769	69,572	1,310,033
Intersegment revenue elimination	(3,726)	(128,953)	(31,010)	(13,273)	(176,962)

Revenue	223,666	364,347	488,759	56,299	1,133,071

Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	38,292	71,643	43,086	3,269	156,290
Acquisition-related and integration costs					(945)
Interest on long-term debt					(5,190)
Interest income					2,035
Other income					832

Earnings before income taxes					153,022

Total assets	534,907	1,763,670	2,084,878	178,216	4,561,671

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $24,745,000, $10,101,000, $21,172,000 and $990,000, respectively.

As at and for the three months			U.S. &	Europe &
ended March 31, 2010	GIS	Canada	India	Asia Pacific	Total
	$	$	$	$	$
Segment revenue	208,882	465,537	342,652	58,293	1,075,364
Intersegment revenue elimination	(3,541)	(115,513)	(34,773)	(11,096)	(164,923)

Revenue	205,341	350,024	307,879	47,197	910,441

Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	11,356	75,574	39,115	(2,082)	123,963
Acquisition-related and integration costs					—
Interest on long-term debt					(3,825)
Interest income					613
Other income					127

Earnings before income taxes					120,878

Total assets	622,078	1,990,550	1,088,651	171,701	3,872,980

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $23,015,000, $12,350,000, $14,431,000 and $2,615,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.	Segmented information (continued)

As at and for the six months			U.S. &	Europe &
ended March 31, 2011	GIS	Canada	India	Asia Pacific	Total
	$	$	$	$	$
Segment revenue	451,480	961,709	1,059,778	135,725	2,608,692
Intersegment revenue elimination	(7,196)	(258,757)	(63,616)	(25,364)	(354,933)

Revenue	444,284	702,952	996,162	110,361	2,253,759

Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	68,129	142,989	98,800	4,921	314,839
Acquisition-related and integration costs					(3,130)
Interest on long-term debt					(11,014)
Interest income					2,630
Other income					2,062

Earnings before income taxes					305,387

Total assets	534,907	1,763,670	2,084,878	178,216	4,561,671

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $46,590,000, $21,306,000, $42,529,000 and $1,897,000, respectively.

As at and for the six months			U.S. &	Europe &
ended March 31, 2010	GIS	Canada	India	Asia Pacific	Total
	$	$	$	$	$
Segment revenue	436,333	927,205	674,375	123,946	2,161,859
Intersegment revenue elimination	(7,684)	(239,664)	(67,908)	(23,156)	(338,412)

Revenue	428,649	687,541	606,467	100,790	1,823,447

Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	36,416	134,438	74,138	(1,593)	243,399
Acquisition-related and integration costs					—
Interest on long-term debt					(7,554)
Interest income					984
Other income					655

Earnings before income taxes					237,484

Total assets	622,078	1,990,550	1,088,651	171,701	3,872,980

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $45,751,000, $23,340,000, $28,797,000 and $4,083,000, respectively.

Intersegment revenue are priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
13.	Guarantees
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2011, the Company provided for a total of $56,283,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
14.	Financial instruments and hedges
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the six months ended March 31, 2011, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue. During the three months ended March 31, 2011, there were no foreign currency forward contracts entered into.
The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness.
The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method.
During the three and six months ended March 31, 2011, the Company’s hedging instruments were effective.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
14.	Financial instruments and hedges (continued)
The following table summarizes the fair value of outstanding hedging instruments:

		As at March	As at September
		31, 2011	30, 2010
		$	$
Hedge on net investments in	Recorded in
self-sustaining foreign subsidiaries

US$922,000 debt designated as	Long-term debt	896,000	947,416
the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$920,000 as at September 30, 2010)

€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2010)	Long-term debt	16,538	16,807

Cash flow hedges on future revenue

US$103,560 foreign currency	Other current assets	6,102	8,918
forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$130,380 as at September 30, 2010)	Other long-term assets	16,217	11,433

US$58,260 foreign currency	Other current assets	1,346	2,378
forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$44,820 as at September 30, 2010)	Other long-term assets Other long-term liabilities	650 160	1,121 —

$75,630 foreign currency forward	Accrued liabilities	2,564	1,570
contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($89,040 as at September 30, 2010)	Other long-term liabilities	5,023	3,396

Cash flow hedges on the Senior U.S. unsecured notes

US$20,000 foreign currency	Other current assets	—	1,277
forward contracts	Other long-term assets	—	763
(US$107,000 as at September 30,	Other long-term liabilities	392	—
2010)

The Company expects that approximately $9,546,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at March 31, 2011 will be reclassified in net income in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
15.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2010.

	Three months ended March 31		Six months ended March 31
	2011	2010	2011	2010
	$	$	$	$
Reconciliation of net earnings:
Net earnings — Canadian GAAP	116,961	81,591	243,535	192,810
Adjustments for:
Stock-based compensation	367	203	(640)	832
Warrants	—	351	—	702
Other	(46)	88	(340)	65

Net earnings — U.S. GAAP	117,282	82,233	242,555	194,409

Attributable to:
Shareholders of CGI Group Inc.	117,194	82,358	242,299	194,167
Non-controlling interest	88	(125)	256	242

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.44	0.29	0.90	0.67
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.42	0.28	0.87	0.65

Net earnings — U.S. GAAP	117,282	82,233	242,555	194,409
Other comprehensive loss	(16,727)	(27,025)	(49,682)	(44,560)

Comprehensive income — U.S. GAAP	100,555	55,208	192,873	149,849

Attributable to:
Shareholders of CGI Group Inc.	100,467	55,333	192,617	149,607
Non-controlling interest	88	(125)	256	242

As at March 31, 2011		As at September 30, 2010
	$	$
Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. —	2,199,097	2,152,631
Canadian GAAP
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,125)	(7,125)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,745)	(3,405)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,266,162	2,220,036

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	6,708	6,452

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
15.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
Recent accounting changes
In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, which became effective for the Company via prospective application to new arrangements entered into or materially modified on or after October 1, 2010. This standard is equivalent to the corresponding provisions of CICA EIC-175, “Revenue Arrangements with Multiple Deliverables”, (refer to Note 1b).
Concurrently to issuing ASU 2009-13, the FASB also issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which became effective for the Company via prospective application at the same date. There is no equivalent under Canadian GAAP, therefore, the Company follows the U.S. guidance (refer to Note 1b).
The adoption of these above updates did not have any material impact on the Company’s consolidated financial statements for the three and six months ended March 31, 2011. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.
16.	Subsequent events
On April 4, 2011, the Company concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased the Company’s shares in CIA and the Company simultaneously purchased the operations carried out in CIA’s Paris office for net consideration of $10,500,000. The sale and acquisition are not expected to have a material impact on the Company’s net earnings or financial position.